SCHEDULE 13D

CUSIP NO. 032015 10 9

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

Ampal-American Israel Corporation

(Name of Issuer)

Class A Stock, par value $1.00 per share

(Title of Class of Securities)

032015 10 9

(CUSIP Number)

Yosef A. Maiman

Ohad Maiman

Noa Maiman

Y.M. Noy Investments Ltd.

Merhav (M.N.F.) Limited

33 Havazelet Hasharon St.

Herzliya, Israel 46105

972-9-9501735

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 6 to Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Yosef A. Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Peru
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,498,002(1)(2)(4)
	8	SHARED VOTING POWER 11,750,132(3)(4)
	9	SOLE DISPOSITIVE POWER 10,498,002(1)(2)(4)
	10	SHARED DISPOSITIVE POWER 11,750,132(3)(4)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,248,134(1)(2)(3)(4)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

[1]

On August 16, 2002, Yosef A. Maiman (“Mr. Maiman”) was granted 250,000 stock options (the “Options”) to purchase 250,000 shares of Class A Stock, par value $1.00 per share (the “Class A Stock”), of Ampal-American Israel Corporation (“Issuer”) at $3.12 per share, of which 15,625 of such Options vested on each of November 16, 2002 and February 16, 2003 and the remaining Options vest in equal installments of 15,625 shares on the 16th day of the month of every three month period thereafter. As of the date hereof, Mr. Maiman has not exercised any of the Options. Each of Noy, Merhav (M.N.F.) Limited (“Merhav”), Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Options and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owners of such Options.

[2]

As more fully described in this Schedule 13D, Merhav is the holder of 10,248,002 shares (the “Merhav Shares”) of Class A Stock of the Issuer. Merhav is wholly owned by Mr. Maiman. Each of Noy, Ohad Maiman and Noa Maiman disclaim beneficial ownership of the Merhav Shares and this statement on Schedule 13D shall not be construed as an admission that such reporting persons are, for the purposes of Section 13(d) and Section 13(g) of the Act, the beneficial owners of such Merhav Shares.

[3]

As more fully described in this Schedule 13D, Y.M. Noy Investments Ltd. (“Noy”) is the holder of 11,750,132 shares (the “Noy Shares”) of Class A Stock of the Issuer. Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman).

[4]

As more fully described in this Schedule 13D, on October 9, 2006, the Reporting Persons formed a "group" within the meaning of Rule 13d-5(b)(1) of the Act, with respect to the voting of their shares of Class A Stock of the Issuer.

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CUSIP NO. 032015 10 9	Page 3 of 11

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67.7%
14	TYPE OF REPORTING PERSON* IN

13D
CUSIP NO. 032015 10 9	Page 4 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Ohad Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 11,750,132(3)(4)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 11,750,132(3)(4)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,132(3)(4)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.03%
14		TYPE OF REPORTING PERSON* IN

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CUSIP NO. 032015 10 9	Page 5 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Noa Maiman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None.
	8	SHARED VOTING POWER 11,750,132(3)(4)
	9	SOLE DISPOSITIVE POWER None.
	10	SHARED DISPOSITIVE POWER 11,750,132(3)(4)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,132(3)(4)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.03%
14		TYPE OF REPORTING PERSON* IN

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CUSIP NO. 032015 10 9	Page 6 of 11

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Y.M. Noy Investments Ltd.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,750,132(3)(4)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 11,750,132(3)(4)
	10	SHARED DISPOSITIVE POWER None.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,750,132(3)(4)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.03%
14		TYPE OF REPORTING PERSON* CO

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1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Merhav (M.N.F.) Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS BK, PF, AF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,248,002(2)(4)
	8	SHARED VOTING POWER None.
	9	SOLE DISPOSITIVE POWER 10,248,002(2)(4)
	10	SHARED DISPOSITIVE POWER None.
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,248,002(2)(4)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.4%
14		TYPE OF REPORTING PERSON* CO

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CUSIP NO. 032015 10 9	Page 8 of 11

This statement constitutes Amendment No. 6 (“Amendment No. 6”) to the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission by the Reporting Persons in connection with the ownership of the Class A stock, $1.00 par value (the "Class A Stock"), of Ampal-American Israel Corporation, a New York corporation (the "Issuer"). Unless otherwise stated, the information set forth in the Schedule 13D remains accurate in all material respects. Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

As described below in Item 4 of this Schedule 13D, on November 28 2006, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer, entered into an agreement (the “Stock Purchase Agreement”) with Merhav for the purchase from Merhav of an additional portion of Merhav’s interest in East Mediterranean Gas Co. S.A.E., an Egyptian joint stock company (“EMG”). In consideration for the interest in EMG, the Issuer will pay to Merhav $68.3 million in cash and issue to Merhav 8,602,151 shares of the Issuer’s Class A Stock and a convertible promissory note in the principal amount of $20 million (the “Convertible Promissory Note”).

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 28, 2006, the Issuer, through Merhav Ampal Energy, Ltd., a wholly-owned subsidiary of the Issuer, entered into the Stock Purchase Agreement with Merhav for the purchase from Merhav of an additional portion of Merhav’s interest in EMG pursuant to an option granted to the Company by Merhav in August 2006. The transaction is expected to close before the end of the year.

Under the terms of the transaction, the Issuer will acquire the beneficial ownership of 5.9% of the outstanding shares of EMG’s capital stock. The purchase price for the shares is approximately $128.3 million, of which, approximately $68.3 million will be paid in cash, $40 million will be paid in 8,602,151 shares of the Issuer's Class A Stock and the balance will be paid by the Convertible Promissory Note, which, at the option of Merhav, will be paid in cash, additional shares of the Issuer’s Class A Stock (based on a price per share of $4.65 per share), or a combination thereof. The Convertible Promissory Note will bear interest at 6 months LIBOR and mature in one or more partial payments on the earlier of 9 months from the closing of the transaction or upon demand by Merhav. The issuance of the shares of Class A Stock is subject to the approval of the shareholders of the Issuer. As a result of this transaction, the Company will beneficially own 12.5% of the total outstanding shares of EMG.

A copy of each of the Stock Purchase Agreement and the Convertible Promissory Note were filed as Exhibit 10.1 and Exhibit 10.2, respectively, to the Issuer’s Form 8-K filed on December 1, 2006, and are incorporated herein by reference. The description of the Stock Purchase Agreement and the Convertible Promissory Note set forth in this Schedule 13D are qualified in their entirety by reference to the full text of the respective transaction documents.

As previously disclosed in this Schedule 13D, in August 2004, Merhav entered into a guarantee in favor of Bank Leumi LeIsrael B.M. (the "Bank") to secure Noy's obligations to the Bank with respect to the Noy Shares (as previously disclosed in the Schedule 13D) and Mr. Maiman pledged his interests in Merhav to the Bank. In August 2006, Merhav has agreed to pledge the Merhav Shares to the Bank. The English translations of the original Hebrew language (i) Secured Debenture /Pledge Note, dated August 16, 2004, executed by Yosef A. Maiman in favor of Bank Leumi Le'Israel Ltd. and (ii)

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Perpetual Guarantee for an Unlimited Amount, dated August 16, 2004, executed by Merhav (M.N.F.) Limited in favor of Bank Leumi Le'Israel Ltd.are filed as Exhibits 3 and 4, respectively, and are incorporated herein by reference. The descriptions of these documents set forth in the Schedule 13D are qualified in their entirety by reference to the full text thereof.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a)  Based on 32,610,935 shares of Class A Stock of the Issuer outstanding as of November 10, 2006 (as set forth in the Issuer’s Form 10-Q filed on November 13, 2006), the group comprised of the Reporting Persons is the beneficial owner of 22,248,134 shares of Class A Stock, representing approximately 67.7% of the issued and outstanding Class A Stock of the Issuer. As described in Item 5(b) below, (i) Mr. Maiman may be deemed to be the beneficial owner of 22,248,134 shares of Class A Stock, representing approximately 67.7% of the issued and outstanding Class A Stock of the Issuer, (ii) each of Noy, Ohad Maiman and Noa Maiman may be deemed to be the beneficial owner of 11,750,132 shares of Class A Stock, representing approximately 36.03% of the issued and outstanding Class A Stock of the Issuer and (iii) Merhav may be deemed to be the beneficial owner of 10,248,002 shares of Class A Stock, representing approximately 31.4% of the issued and outstanding Class A Stock of the Issuer.

(b) Merhav and Mr. Maiman (by virtue of his 100% ownership interest in Merhav) each have the sole power to vote or direct the vote or to dispose or to direct the disposition of 10,248,002 shares of Class A Stock held of record by Merhav (the “Merhav Shares”). By virtue of the formation of the group, each of Noy, Ohad Maiman and Noa Maiman may be deemed to share the power to vote the Merhav Shares but have no rights with respect to the disposition of the Merhav Shares. Each of Noy, Ohad Maiman and Noa Maiman expressly disclaims beneficial ownership of the Merhav Shares and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own the Merhav Shares.

Noy has the sole power to vote or direct the vote or to dispose or to direct the disposition of 11,750,132 shares of Class A Stock (the “Noy Shares”). Mr. Maiman owns 100% of the economic shares and one-third of the voting shares of Noy. In addition, Mr. Maiman holds an option to acquire the remaining two-thirds of the voting shares of Noy (which are currently owned by Ohad Maiman and Noa Maiman, the son and daughter, respectively, of Mr. Maiman). Mr. Maiman by virtue of his ownership of one third of the voting shares of Noy and the option to acquire the remaining voting shares of Noy may be deemed to share with Noy the power to vote or direct the vote and to dispose of or to direct the disposition of all of the Class A Stock beneficially owned by Noy. Ohad Maiman and Noa Maiman, each by virtue of their respective ownership of one-third of the voting shares of Noy, may be deemed to share with Noy the power to vote or direct the vote and to dispose or direct the disposition of all of the shares beneficially owned by Noy. Additionally, by virtue of the formation of the group, Merhav may be deemed to share the power to vote the Noy Shares but has no rights with respect to the disposition of the Noy Shares. Merhav expressly disclaims beneficial ownership of the Noy Shares and the filing of this Schedule 13D shall not be construed as an admission that Merhav beneficially owns the Noy Shares.

On August 16, 2002, Mr. Maiman was granted 250,000 stock options (the "Options") to purchase 250,000 shares of Class A Stock at $3.12 per share, which Options vested in equal installments of 15,625

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CUSIP NO. 032015 10 9	Page 10 of 11

shares of Class A Stock beginning on November 16, 2002 and each three month anniversary thereafter, with the last installment vesting on August 16, 2006. As of the date hereof, Mr. Maiman has not exercised any of the Options. By virtue of the formation of the group, each of Noy, Merhav, Ohad Maiman and Noa Maiman may be deemed to share the power to vote the Options but have no rights with respect to the disposition of the Options. Each of Noy, Merhav, Ohad Maiman and Noa Maiman expressly disclaims beneficial ownership of the Noy Shares and the filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons beneficially own the Options.

(c) Other than as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the shares of Class A Stock during the past 60 days.

Item 7.	Materials to be Filed as Exhibits.

1.

Stock Purchase Agreement, dated as of November 28, 2006, between Merhav Ampal Energy Limited and Merhav (M.N.F.) Limited (incorporated by reference to Exhibit 10.1 to the Form 8-K of the Issuer filed on December 1, 2006).

2.	Form of Convertible Promissory Note (incorporated by reference to Exhibit 10.2 to the Form 8-K of the Issuer filed on December 1, 2006).

3.	English Translation of the original Hebrew language Secured Debenture /Pledge Note, dated August 16, 2004, executed by Yosef A. Maiman in favor of Bank Leumi Le'Israel Ltd.

4.	English Translation of the original Hebrew language Perpetual Guarantee for an Unlimited Amount, dated August 16, 2004, executed by Merhav (M.N.F.) Limited in favor of Bank Leumi Le'Israel Ltd.

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Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 5, 2006

/s/ Yosef A. Maiman
Yosef A. Maiman

/s/ Ohad Maiman
Ohad Maiman

/s/ Noa Maiman
Noa Maiman

Y.M. NOY INVESTMENTS LTD.

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chairman of the Board of Directors

MERHAV (M.N.F.) LIMITED

By:	/s/ Yosef A. Maiman
	Name:	Yosef A. Maiman
	Title:	Chairman of the Board of Directors